Pricing Supplement	Filed Pursuant to 424(b)(2)
(To the Prospectus dated September 21, 2005 and	Registration No. 333-126811
Prospectus Supplement dated November 1, 2006)	May 24, 2007

$1,500,000 100% Principal Protected Bear Notes due November 28, 2008 Linked to the Performance of a Basket of Currencies Medium-Term Notes, Series A, No. F-023

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date:	May 24, 2007

Issue Date:	May 31, 2007

Basket Final Valuation Date:	November 21, 2008

Maturity Date:	November 28, 2008 (resulting in a term to maturity of approximately 18 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:

An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. Dollar and the Brazilian Real (the “USDBRL” currency exchange rate), (ii) the U.S. Dollar and the Russian Ruble (the “USDRUB” currency exchange rate), (iii) the U.S. Dollar and the Indian Rupee (the “USDINR” currency exchange rate), and (iv) the U.S. Dollar and the Chinese Yuan (the “USDCNY currency exchange rate”) (each a “currency exchange rate” and a “basket component”). The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which will be determined by the calculation agent in accordance with the following:

(a)     where the currency exchange rate is USDBRL, the Brazilian Real per U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “BRL” at approximately 12:00 p.m., New York time, on the relevant date;

(b)     where the currency exchange rate is USDRUB, the Russian Ruble per U.S. Dollar specified rate, for settlement in one business day, calculated by the Chicago Mercantile Exchange (“CME”) and as published on the CME’s website, which appears on the Reuters screen “EMTA” page at approximately 1:30 p.m., Moscow time, on the relevant date;

(c)     where the currency exchange rate is USDINR, the Indian Rupee per U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “INR” at approximately 12:00 p.m., New York time, on the relevant date; and

(d)     where the currency exchange rate is USDCNY, the Chinese Yuan per U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “CNY” at approximately 12:00 p.m., New York time, on the relevant date.

See “Description of Reference Asset” in this pricing supplement for additional information.

Participation Rate:	200%

Principal Protection Percentage:	100%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•         if the basket performance is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the participation rate and (ii) the basket performance:

$1,000 + [$1,000 x (participation rate x basket performance)]

•         if the basket performance is less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = 1.9650 with respect to USDBRL, 25.9121 with respect to USDRUB, 40.4300 with respect to USDINR, and 7.6525 with respect to the USDCNY currency exchange rate, which, in each case, represents the reference level of each basket component on the basket initial valuation date;

C(i) Final = The reference level of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, which is  1/4 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day Convention:	Modified following

Business Day:	New York

Settlement:	DTC; global notes

CUSIP/ISIN:	06738C5J4 and US06738C5J42

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	2.50%	97.50%
Total	$1,500,000	$37,500	$1,462,500

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant pricing supplement or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this pricing supplement if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:

http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual reference level or basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the reference levels of the basket components on the basket final valuation date relative to their reference levels on the basket initial valuation date. We cannot predict the basket performance.

The following examples illustrate the payment at maturity assuming an initial investment of $1,000 and that the reference levels of the basket components are as indicated.

Example 1: In this case, all four reference currencies strengthen against the U.S. dollar. (This occurs when C(i)Final decreases from C(i) Initial, reflecting a fewer number of reference currency per U.S. dollar.)

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USDBRL currency exchange rate	1.9650	1.9000	3.31%	1/4	0.83%
USDRUB currency exchange rate	25.9121	24.00	7.38%	1/4	1.84%
USDINR currency exchange rate	40.4300	40.0000	1.06%	1/4	0.27%
USDCNY currency exchange rate	7.6525	6.5000	15.06%	1/4	3.77%

Basket					6.70%

PS–2

Step 2: Calculate the payment at maturity.

Because the basket performance of 6.70% is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$1,000 + [$1,000 x (participation rate x basket performance)] = $1,000 + [$1,000 x (200% x 6.70%)] = $1,134.00

Therefore, the payment at maturity is $1,134.00 per $1,000 principal amount Note, representing a 13.40% return on investment over the term of the Notes.

Example 2: In this case, some reference currencies strengthen against the U.S. dollar while one weakens.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USDBRL currency exchange rate	1.9650	2.0000	-1.78%	1/4	-0.45%
USDRUB currency exchange rate	25.9121	25.00	3.52%	1/4	0.88%
USDINR currency exchange rate	40.4300	39.0000	3.54%	1/4	0.88%
USDCNY currency exchange rate	7.6525	7.80	-1.93%	1/4	-0.48%

Basket					0.84%

Step 2: Calculate the payment at maturity.

Because the basket performance of 0.84% is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$1,000 + [$1,000 x (participation rate x basket performance)] = $1,000 + [$1,000 x (200% x 0.84%)] = $1,016.74

Therefore, the payment at maturity is $1,016.74 for $1,000 principal amount Note, representing a 1.674% return on investment over the term of the Notes.

Example 3: In this case, all four reference currencies weaken against the U.S. dollar. (This occurs when C(i)Final increases from C(i) Initial, reflecting a greater number of reference currency per U.S. dollar.)

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USDBRL currency exchange rate	1.9650	2.1000	-6.87%	1/4	-1.72%
USDRUB currency exchange rate	25.9121	27.00	-4.20%	1/4	-1.05%
USDINR currency exchange rate	40.4300	44.0000	-8.83%	1/4	-2.21%
USDCNY currency exchange rate	7.6525	8.0000	-4.54%	1/4	-1.14%

Basket					-6.11%

Step 2: Calculate the payment at maturity.

Because the basket performance of -6.11% is less than 0%, you will receive a payment at maturity of $1,000. The return on your investment is 0.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the reference level of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

PS–3

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 300% of the basket performance of your Notes at maturity in the event that the basket performance is equal to or greater than 0%, in addition to the principal amount of your Notes.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the basket. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as contingent payment debt instruments that are not subject to the special rules for nonfunctional currency contingent payment debt instruments. We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a ‘Basket’)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

In addition to the risks described above, you should consider the following:

•

Notes Bearish on the U.S. dollar—The basket performance will only be positive if, on average, the value of the U.S. dollar weakens relative to the reference currencies, comprising the basket components. If, on average, the U.S. dollar appreciates in value relative to the Brazilian Real, the Russian Ruble, the Indian Rupee and the Chinese Yuan over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•

Returns Do Not Increase at a Constant Rate—As the reference currencies strengthen (and the U.S. dollar weakens), the basket performance will also increase but at a diminishing marginal rate. For example, in Example 1, if the USDINR currency exchange rate had halved from its initial value of 40.4300 to 20.2150 (an increase of 100% in the value of the Rupee), the corresponding performance of that basket component would have resulted in a performance of 50%. Moreover, as the C(i)Initial decreases from C(i)Final, the returns on the Notes continue to increase but at a diminishing marginal rate.

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the basket performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the reference levels of some or all of the basket components was higher than the reference levels on the basket initial valuation date at some time during the term of the Notes but later falls below those initial reference levels.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

PS–4

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the prices of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which is determined by the calculation agent in accordance with the following:

(a)	where the currency exchange rate is USDBRL, the Brazilian Real per U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “BRL” at approximately 12:00 p.m., New York time, on the relevant date;

(b)	where the currency exchange rate is USDRUB, the Russian Ruble per U.S. Dollar specified rate, for settlement in one business day, calculated by the Chicago Mercantile Exchange (“CME”) and as published on the CME’s website, which appears on the Reuters screen “EMTA” page at approximately 1:30 p.m., Moscow time, on the relevant date;

(c)	where the currency exchange rate is USDINR, the Indian Rupee per U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “INR” at approximately 12:00 p.m., New York time, on the relevant date; and

(d)	where the currency exchange rate is USDCNY, the Chinese Yuan per U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “CNY” at approximately 12:00 p.m., New York time, on the relevant date.

If any of the Reuters pages described above, or the successor page thereto, is not available on the basket final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Historical Information

The following graphs set forth the historical performance of the Real, Ruble, Rupee and Yuan based on the daily, closing currency exchange rates from January 1, 2000 through May 24, 2007. We obtained the information regarding these closing currency exchange rates of the USDBRL, USDRUB, USDINR and USDCNY below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance closing currency exchange rates of the USDBRL, USDRUB, USDINR and USDCNY should not be taken as an indication of future performance of the fixing rates, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the USDBRL, USDRUB, USDINR and USDCNY currency exchange rates will result in any return in addition to your initial investment.

The reference levels of the USDBRL, USDRUB, USDINR and USDCNY currency exchange rates on May 24, 2007 were 1.9650, 25.9121, 40.4300 and 7.6525, respectively.

PS–5

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–7